AB 3/10

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51017

*KH 3/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Manor Road
(No. and Street)

Smithtown (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason R. Gladowsky (631) 360-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018918

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/15

OATH OR AFFIRMATION

I, Jason Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON GLADOWSKY
Notary Public, State of New York
No. [illegible] Qualified in Suffolk County
Commission Expires on July 14, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition

December 31, 2010

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2011

IGAF WORLDWIDE
An Association of Independent Firms

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 167,371
Receivable from clearing broker	25,066
Investment in securities - at fair value	30,823
Equipment, furniture and fixtures, and leasehold improvements - net	12,394
Prepaid expenses	10,463
	$ 246,117
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 28,714
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued, and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(77,167)
	217,403
	$ 246,117

See notes to financial statements.

1 - Organization and Business

Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains offices in Smithtown, New York.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820 ("ASC 820"), Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Investment advisory fees are charged to customer accounts based on the value of the customers' assets managed by the Company and although the fees are deducted from the customers' accounts in advance in accordance with the respective agreements between the customer and the Company, the Company recognizes these fees as revenue when earned. Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis.

d. ***Depreciation and Amortization*** - Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, furniture and fixtures, and leasehold improvements are depreciated or amortized using the straight-line or accelerated methods over estimated useful lives of five to seven years.

e. ***Advertising Costs*** - The costs of advertising are expensed as incurred.

f. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes substantially as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2007.

Continued

The Company adopted the FASB pronouncement ASC 740, Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have material unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

g. ***Commissions*** - Commissions and related clearing charges are recorded on a trade-date basis as security transactions occur.

h. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivable from Clearing Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At December 31, 2010, the $25,066 receivable from Clearing Broker included the required clearing deposit of $25,000 to be maintained at the Clearing Broker.

4 - Fair Value Measurements of Investment in Securities

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- **Level 3** - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2010, securities owned by the Company consist of only Level 1 hierarchy securities which consist of 1,300 shares of NASDAQ Stock Market, Inc. ("NASDAQ") at fair value of $30,823.

5 - Equipment, Furniture and Fixtures, and Leasehold Improvements

Equipment, furniture, and fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 84,646
Furniture and fixtures	73,896
Leasehold improvements	8,375
	166,917
Less: Accumulated depreciation	154,523
	$ 12,394

6 - Related Party Transactions

Effective November 1, 2003, the Company leases its office facility on a month-to-month basis from a related entity which is partially owned by a shareholder of the Company.

7 - Employee Benefit Plan

The Company has established a defined contribution retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee.

8 - Contingencies

The Company maintains cash balances at financial institutions. Cash in banks in noninterest-bearing transactions accounts is fully guaranteed by the Federal Deposit Insurance Corporation ("FDIC"). Cash in banks in interest-bearing accounts is insured up to $250,000 per institution by the FDIC.

9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital, as defined, of $186,137, which was $181,137 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.15 to 1.

10 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the

Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract at a loss.

11 - Subsequent Events

Subsequent to December 31, 2010, a distribution of capital in the amount of $36,000 was made to a stockholder. The distributed amount was 19.34% of net capital, as of December 31, 2010.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Independent Auditors' Report on Internal Control Required By SEC Rule 17A-5
December 31, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Gladowsky Capital Management Corp.

In planning and performing our audit of the financial statements of Gladowsky Capital Management Corp. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2011

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplemental Report - SIPC Form-7 and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Gladowsky Capital Management Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Gladowsky Capital Management Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gladowsky Capital Management Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gladowsky Capital Management Corp.'s management is responsible for the Gladowsky Capital Management Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2011